UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _________________

Commission file number 000-08445

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Steak n Shake 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIGLARI HOLDINGS INC. 17802 IH 10 West, Suite 400 San Antonio, Texas 78257

The Steak n Shake
401(k) Savings Plan

Employer ID No.: 37-0684070
Plan #: 001

Financial Statements as of
December 31, 2013 and 2012, and for the
Year Ended December 31, 2013, Supplemental Schedule as of December 31, 2013, and Report of Independent Registered Public Accounting Firm

THE STEAK N SHAKE 401(K) SAVINGS PLAN

NOTE:
Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
The Steak n Shake 401(k) Savings Plan
Indianapolis, Indiana

We have audited the accompanying statements of net assets available for benefits of The Steak n Shake 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 27, 2014

THE STEAK N SHAKE 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

ASSETS:
Investments — at fair value:
Money market funds	$5,806,115	$6,336,343
Mutual funds	15,958,850	13,504,674
Common stock	487,388	394,700

Total investments	22,252,353	20,235,717

Receivables:
Notes receivable from participants	244,579	316,487
Participant contributions		65,956
Employer contributions		10,641

Total receivables	244,579	393,084

Total assets	22,496,932	20,628,801

LIABILITIES — Excess contributions payable	22,857	55,735

NET ASSETS AVAILABLE FOR BENEFITS	$22,474,075	$20,573,066

See notes to financial statements.

THE STEAK N SHAKE 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

ADDITIONS:
Contributions:
Participant contributions	$1,331,512
Employer contributions	186,456
Rollovers	95,407

Total contributions	1,613,375

Investment income:
Net appreciation in fair value of investments	2,724,537
Interest and dividends	340,838

Total investment income	3,065,375

Interest income on notes receivable from participants	11,721

Total additions	4,690,471

DEDUCTIONS:
Benefits paid to participants	2,666,202
Administrative expenses	123,260

Total deductions	2,789,462

INCREASE IN NET ASSETS	1,901,009

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,573,066

End of year	$22,474,075

See notes to financial statements.

THE STEAK N SHAKE 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012, AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.	DESCRIPTION OF THE PLAN

The following description of The Steak n Shake 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions. The Plan was established effective September 28, 1953. The Plan was amended and restated as of March 15, 2010.

General — The Plan is a defined contribution plan covering substantially all employees of Steak n Shake Operations, Inc. (the “Company”) and its divisions, subsidiaries, or affiliated companies upon completing six months of service and attaining age 21. The Company is a subsidiary of Biglari Holdings Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The trustee of the Plan is TD Ameritrade Trust Company.

Contributions — Participants may make voluntary contributions up to 60% of their before-tax annual compensation, as defined in the Plan. The contributions are subject to certain limitations imposed by the Internal Revenue Code (the “Code” or “IRC”).

The Company may make a discretionary contribution from net profits of Steak n Shake Operations, Inc., as defined in the Plan agreement, in such amounts as may be determined by the Company’s Board of Directors. During 2013 the Company chose not to make a discretionary contribution from net profits. The Company may also make a discretionary matching contribution for participants that have met a service requirement of one year of service (1,000 hours). Discretionary matching contributions were made during 2013.

Participants direct the investment of their contributions into various investment options offered by the Plan, including Biglari Holdings Inc. common stock. Any Company discretionary contributions are allocated based on the participant’s investment options. All amounts in participant accounts are participant-directed.

Participants of the Plan may not contribute to or reallocate their funds to the Biglari Holdings Inc. common stock fund if, at the time of such transfer, Biglari Holdings Inc. common stock constitutes more than 50% of the participant’s account balance.

Rollovers from Other Qualified Employer Plans — The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in rollovers within the accompanying statement of changes in net assets available for benefits.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Participants are vested in employer discretionary contributions and any earnings thereon based on total years of service in accordance with the following schedule:

Number of Years of	Vested
Continuous Service	Percentage

Less than 2	-%
2	20
3	40
4	60
5	80
6 or more	100

Payment of Benefits — On termination of service due to death, disability, or retirement, a participant will automatically become 100% vested in his or her account and may receive a lump-sum distribution equal to the value of the account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the amount payable under the Plan to any participant is less than or equal to $1,000, the benefits will be paid as a lump-sum distribution. The Plan also offers voluntary withdrawals from rollover contributions and financial hardship withdrawals, subject to Plan provisions.

Forfeitures — Amounts forfeited by participants are first used to pay administrative expenses. Any remaining amounts are used to reduce future employer contributions payable under the Plan. As of December 31, 2013 and 2012, nonvested forfeited accounts totaled $0 and $148, respectively. During the year ended December 31, 2013, the Plan used forfeitures of $1,108 and $20,968 to offset administrative expenses and employer contributions, respectively.

Notes Receivable from Participants — The Plan allows for participant loans for hardship purposes. The outstanding loans are secured by the balance in the participant’s account and bear interest at a fixed rate. As of December 31, 2013, loans mature through September 7, 2022, and bear interest at rates ranging from 4.25% to 6.25%. Principal and interest are paid through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared using the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits — Benefit payments are recorded when paid.

Administrative Expenses — All expenses of operating the Plan are paid at the direction of the Plan sponsor from the assets of the Plan.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Investment Valuation and Income Recognition — Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Purchases and sales of securities, including related gains and losses, are recorded on a trade-date basis. Interest income is recorded as earned and dividend income is recorded on the date of declaration. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties — The Plan provides for investments in money market funds, mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Use of Estimates — The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are stated below.

	2013	2012

Fidelity Retirement Money Market	$5,688,690	$6,326,739
Longleaf Partners International Fund	1,386,765	1,146,991
Third Avenue Value Fund Institutional	4,042,591	3,810,616
Vanguard Index Trust — 500 Portfolio	3,064,313	2,365,450
Vanguard Target Retirement 2020 Fund	1,252,792	1,145,715
Vanguard Target Retirement 2030 Fund	1,399,562	1,139,162
Vanguard Target Retirement 2040 Fund	1,140,894	*

* Fund did not represent 5% or more of net assets available for benefits as of December 31, 2012.

During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds:
Balanced	$1,584,900
Equity	1,023,940
Fixed income	9,131

2,617,971

Common stock	106,566

Net appreciation in fair value of investments	$2,724,537

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2013 and 2012.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The interest-bearing cash money market fund is valued at $1.00 per share, its stated value at year end.

Biglari Holdings Inc. common stock, which is registered on the New York Stock Exchange, is valued at the last reported sales price on the last business day of the Plan year.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	2013
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$11,227,258	$-	$-	$11,227,258
Equity	4,451,078			4,451,078
Fixed income	280,514			280,514

	15,958,850	-	-	15,958,850

Money market funds		5,806,115		5,806,115
Common stock	487,388			487,388

Total investments	$16,446,238	$5,806,115	$-	$22,252,353

	2012
	Level 1	Level 2	Level 3	Total

Mutual funds:
Balanced	$9,717,846	$-	$-	$9,717,846
Equity	3,512,441			3,512,441
Fixed income	274,387			274,387

	13,504,674	-	-	13,504,674

Money market funds		6,336,343		6,336,343
Common stock	394,700			394,700

Total investments	$13,899,374	$6,336,343	$-	$20,235,717

The Plan’s policy is to recognize transfers between levels at the actual date of the event. For the year ended December 31, 2013, there were no transfers in or out of levels 1, 2, or 3.

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of money market investments sponsored by TD Ameritrade Trust Company. TD Ameritrade Trust Company is the trustee of the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

At December 31, 2013 and 2012, the Plan held 962 and 1,012 shares, respectively, of Biglari Holdings Inc. common stock, with a cost basis of $383,336 and $374,882, respectively.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become fully vested in their account.

7.	FEDERAL INCOME TAX STATUS

The Company has received a favorable determination letter dated August 23, 2011, from the Internal Revenue Service stating that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal or state taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

******

SUPPLEMENTAL SCHEDULE

THE STEAK N SHAKE 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)		EIN#: 37-0684070
AS OF DECEMBER 31, 2013		Plan #: 001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value

Money market funds:
Fidelity Investments	Fidelity Retirement Money Market	$5,688,690
* TD Ameritrade	TD Bank Institutional MMDA	410
* TD Ameritrade	TD Bank USA MMDA	117,015

Total money market funds		5,806,115

Mutual funds:
Longleaf Partners	Longleaf Partners International Fund	1,386,765
Pimco	Pimco Pacific Investment Short Term Instit.	141,505
Third Avenue	Third Avenue Focused Credit Fund	139,009
Third Avenue	Third Avenue Value Fund Institutional	4,042,591
Vanguard	Vanguard Index Trust — 500 Portfolio	3,064,313
Vanguard	Vanguard Target Retirement 2010 Fund	432,417
Vanguard	Vanguard Target Retirement 2015 Fund	551,472
Vanguard	Vanguard Target Retirement 2020 Fund	1,252,792
Vanguard	Vanguard Target Retirement 2025 Fund	629,374
Vanguard	Vanguard Target Retirement 2030 Fund	1,399,562
Vanguard	Vanguard Target Retirement 2035 Fund	872,156
Vanguard	Vanguard Target Retirement 2040 Fund	1,140,894
Vanguard	Vanguard Target Retirement 2045 Fund	242,249
Vanguard	Vanguard Target Retirement 2050 Fund	528,254
Vanguard	Vanguard Target Retirement Income Fund	135,497

Total mutual funds		15,958,850

* Common stock — Biglari Holdings Inc.	Biglari Holdings Inc. Common Stock	487,388

Notes receivable from participants —
* Various plan participants	Participant loans, with interest rates ranging
	from 4.25% to 6.25% and maturing at
	various dates through September 7, 2022	244,579

TOTAL		$22,496,932

* Denotes a party-in-interest

SIGNATURES

The Plan.                      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Steak n Shake 401(k) Savings Plan

By:	/s/ Bruce Lewis
Bruce Lewis, on behalf of Steak n Shake Operations, Inc., the Plan Sponsor

Date:  June 27, 2014

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm